Exhibit 99.2

Pop Culture Group Co., Ltd
Annual General Meeting of Shareholders
February 10, 2025
9:30 a.m., Eastern Time

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF POP CULTURE GROUP CO., LTD

The undersigned shareholder of Pop Culture Group Co., Ltd, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of the Shareholders (the “AGM”) and the Proxy Statement, each dated January 13, 2025, and hereby appoints, if no person is specified, the chairman of the AGM, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the AGM to be held on February 10, 2025, at 9:30 a.m., Eastern Time, at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, the People’s Republic of China, or at any adjournment or postponement thereof, and to vote all Class A ordinary shares of par value US$0.01 each and Class B ordinary shares of par value US$0.01 each in the capital of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy if no specification is given and upon such other business as may properly come before the AGM.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted in the discretion of the proxy. If no direction is made and the chairman of the AGM is appointed as proxy, this proxy will be voted “FOR” Proposals No. 1 – 9 and in the discretion of the proxy with respect to such other business as may properly come before the AGM.

Continued and to be signed on reverse side

VOTE BY INTERNET

www.transhare.com (click on Vote Your Proxy and enter your control number)

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m., Eastern Time, February 9, 2025. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY EMAIL

Please email your signed proxy card to Proxy@Transhare.com.

VOTE BY FAX

Please fax your signed proxy card to 1.727. 269.5616.

VOTE BY MAIL

Mark, sign, and date your proxy card and return it to Proxy Team, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite #140, Clearwater FL 33764.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our Company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards, and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate your consent to receive or access proxy materials electronically in future years. ☐

Email Address: ___________________________________________________

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends voting FOR the following:

Votes must be indicated (x) in Black or Blue ink.
	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1:

It is resolved as an Ordinary Resolution that the authorized share capital of the Company be increased from US$760,000 divided into 64,400,000 Class A Ordinary Shares of par value US$0.01 each, 10,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each, to US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each (the “Share Capital Increase”).

	☐	☐	☐
PROPOSAL NO. 2:

It is resolved as a Special Resolution that subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s current amended and restated memorandum of association to reflect the Share Capital Increase.

	☐	☐	☐
PROPOSAL NO. 3:

It is resolved as an Ordinary Resolution that Zhuoqin Huang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

	☐	☐	☐
PROPOSAL NO. 4:

It is resolved as an Ordinary Resolution that Wenjuan Qiu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

	☐	☐	☐
PROPOSAL NO. 5:

It is resolved as an Ordinary Resolution that Azhen Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

	☐	☐	☐
PROPOSAL NO. 6:

It is resolved as an Ordinary Resolution that Haiquan Hu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

	☐	☐	☐
PROPOSAL NO. 7:

It is resolved as an Ordinary Resolution that Zhidi Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

	☐	☐	☐
PROPOSAL NO. 8:

It is resolved as an Ordinary Resolution that the re-appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending 30 June 2025 be confirmed, ratified and approved.

	☐	☐	☐
PROPOSAL NO. 9:

It is resolved as an Ordinary Resolution to adjourn the AGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the AGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If an entity, please sign in the full entity name, by a duly authorized officer.

Share owner signs here	Co-owner signs here
Date: